Exhibit (a)(4)

[UCFC LETTERHEAD]

UNITED COMMUNITY FINANCIAL CORP.
Offer to Purchase for Cash Up To
4,000,000 of Its Common Shares

January 28, 2004

Dear Shareholder:

     We are pleased to announce our offer to purchase our common shares from you at the purchase price of $12.50 per share. Our board of directors has approved a repurchase of up to 4,000,000 of our common shares, or approximately 11.7% of our 34,100,902 outstanding shares, directly from our shareholders. A copy of the Offer to Purchase, which outlines the terms of this offer, is enclosed with this letter and we urge you to read it carefully.

     United Community Financial Corp.’s current capital base exceeds all applicable regulatory standards and the amount of capital needed to support our business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our shares at this time would be in the best interests of our shareholders. As part of our consideration of this offer, our board of directors considered a number of alternative uses of our excess capital, such as open market purchases of common shares, increasing dividends and acquisitions of other financial institutions.

     The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents. We encourage you to read these documents carefully. Neither UCFC nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares.

     To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as dealer manager/information agent. Representatives from Keefe, Bruyette may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. In addition, Registrar and Transfer Company will act as depositary in the offer. If you need information or additional forms, please call Keefe, Bruyette toll free at (877) 298-6520.

     Please note that the offer is scheduled to expire at 5:00 p.m., Eastern time, on March 1, 2004, unless extended by UCFC. Again, we encourage you to read carefully the enclosed materials.

     Thank you for your consideration.

Sincerely,

/s/ Douglas M. McKay

Douglas M. McKay
President
United Community Financial Corp.